UNI
SECURITIES AND
Washi

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2010
DIVISION OF MARKET REGULATION

10031329

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AB 6/10

ANNUAL AU...
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67019~~ 8-67685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BCW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Railroad Avenue
Greenwich, CT 06830

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name - *if individual, state last, first, middle name*)

15 West 28th St, Ste 7A	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COPY

AB 6/10

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BCW Securities LLC** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York
County of Erie
Subscribed and Sworn to before me
this 19 day of January 2010

Notary Public

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 2012

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
BCW Securities, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of BCW Securities, LLC (the Company) as of December 31, 2009, and the related statements of income and other comprehensive income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
February 23, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$	27,754
Securities - not readily marketable		143,124
Other assets		2,014
Total current assets		**172,892**
Total assets	**$**	**172,892**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	250
Total current liabilities		**250**
Member's Equity		
Member's equity		229,518
Accumulated other comprehensive income (loss)		(56,876)
Total member's equity		172,642
Total liabilities and member's equity	**$**	**172,892**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions	79,500
	79,500
Expenses	
Professional fees	48,550
Employee compensation and benefits	48,000
Commissions	39,750
Rent	12,000
Communications	6,000
Dues and subscriptions	5,469
Equipment lease	4,800
Other operating expenses	3,250
	167,819
Net loss	**(88,319)**
Other comprehensive income	
Unrealized gain on securities	23,124
Other comprehensive income	23,124
Total comprehensive income	**$ (65,195)**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity	Accumulated Other Comp. Income (Loss)	Total Member's Equity
Balance at January 1, 2009	$ 230,526	$ (80,000)	$ 150,526
Capital contributions	61,000	-	61,000
Operating expenses paid by member	56,311		56,311
Net loss	(88,319)	-	(88,319)
Other comprehensive income (loss)	-	23,124	23,124
Capital distributions	(30,000)	-	(30,000)
Balance at December 31, 2009	$ 229,518	$ (56,876)	$ 172,642

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (88,319)
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Expenses paid by member on behalf of Company	56,311
(Increase) decrease in operating assets:	
Other assets	(934)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(2,750)
Payable to member	(25,474)
Total adjustments	27,153
Net cash used in operating activities	(61,166)
Cash flows from financing activities:	
Contributions from member	61,000
Distributions to member	(30,000)
Net cash from financing activities	31,000
Net decrease in cash and cash equivalents	(30,166)
Cash and cash equivalents, beginning of year	57,920
Cash and cash equivalents, end of year	$ 27,754
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

BCW Securities, LLC (the "Company") is a limited liability company and registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA".) The Company engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule and received its FINRA approval for membership on February 5, 2008.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking Income

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1) Nature of Operations and Summary of Significant Accounting Policies (Cont'd)

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Riverside Management Group, LLC and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

2) Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

2) Fair Value of Financial Instruments (Cont'd)

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses a market index closely related to the industry of the securities held to estimate the fair value of its investment. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 143,124	$ -	$ -	$ 143,124

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the period ended December 31, 2009:

	Preferred Stock
Beginning balance	$ 120,000
Total gains or losses (realized/unrealized):	
Included in other comprehensive income	23,124
Purchases, issuances and settlements	-
Ending balance	$ 143,124

3) Related Party Transactions

The Company shares office space, equipment, supplies and personnel with its sole member, for which it is allocated and charged monthly. For the year ended December 31, 2009, these allocated expenses totaled $73,800. During 2009, the Company paid $42,964 to the member related to the allocation of expenses from 2009 and 2008, in the amounts of $25,474 and $17,489, respectively. The remaining expenses allocated to the Company by the member during

3) Related Party Transactions (Cont'd)

the year amounted to $56,311 and were considered to be a capital contribution per an agreement between the two parties.

4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital changes from day to day, but as of December 31, 2009 the Company had net capital of $27,504, which exceeded requirements by $22,504. The Company's ratio of aggregate indebtedness to net capital was .009 to 1 at December 31, 2009.

5) Concentrations of Credit and Market Risk

The Company is engaged in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. For the year ended December 31, 2009, all investment banking income was earned from the private placement of securities with one client.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

6) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2009

Total member's equity	$ 172,642
Non-allowable assets, deductions and charges:	
Other assets	(2,014)
Securities not readily marketable	(143,124)
Total non-allowable assets, deductions and charges	(145,138)
Net capital	**$ 27,504**
Computation of basic net capital requirements	
Minimum net capital required (6 2/3% of aggregate indebtedness of $250)	$ 17
Minimum dollar net capital requirement	5,000
Minimum capital required	5,000
Excess net capital	$ 22,504
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 27,479
Computation of aggregate indebtedness	
Total aggregate indebtedness in the statement of financial condition	$ 250
Percentage of aggregate indebtedness to net capital	1%
Ratio of aggregate indebtedness to net capital	0.009 to 1

See accompanying notes to the financial statements.

BCW SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital, as reported in Company's Part II unaudited Focus Report	$	27,504
Net capital, per report pursuant to Rule 17a - 5(d)	$	27,504

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2009, filed on January 27, 2010.

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

Credit Balances	NONE
Debit Balances	NONE

Reserve Computation:

Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2009, filed on January 27, 2010.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
BCW Securities, LLC
Greenwich, CT

In planning and performing our audit of the financial statements of BCW Securities, LLC (the "Company"), for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 23, 2010

BCW SECURITIES, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2009

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2009